SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: March 31, 2011

Eltek Appoints Mr. Erez Meltzer as Chairman of
the Board of Directors

PETACH-TIKVA, Israel, March 31, 2011 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today that Mr. Erez Meltzer, a director of the Company, was elected Chairman of its Board of Directors. Mr. Meltzer was first elected to the Board of Directors of the Company in August 2009.

Mr. Meltzer, the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd., a wholly-owned subsidiary of Ampal-American Israel Corporation also serves as a director and Executive Vice Chairman of Gadot and as a director of Ampal.  Mr. Meltzer previously served as the Chief Executive Officer of Africa Israel Group, the President and Chief Executive Officer of Netafim Ltd. and CreoScitex.

About the Company

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Contact:

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il